SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FIRST FINANCIAL BANCORP.

(Name of Issuer)

FIRST FINANCIAL BANCORP. (Issuer)

(Name of Filing Person (Identifying Status as Offerer, Issuer or Other Person))

Common Shares, No Par Value

(Title of Class of Securities)

320209109

(CUSIP Number of Class of Securities)

Gregory A. Gehlmann

General Counsel

First Financial Bancorp.

300 High Street, 8th Floor

Hamilton Ohio 45011

Telephone: (513) 867-4709

Facsimile: (513) 867-3112

Copy to:

Neil Ganulin

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Cincinnati, Ohio 45202

Telephone: (513) 651-6800

Facsimile: (513) 651-6981

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$63,375,000	$7,460

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 3,250,000 outstanding common shares at the maximum tender offer price of $19.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $7,460	Filing Party: First Financial Bancorp.
Form of Registration No.: Schedule TO	Date Filed: November 3, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on November 3, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on November 18, 2005 (collectively, the “Schedule TO”) by First Financial Bancorp., an Ohio corporation (“First Financial” or the “Company”), relating to the offer by the Company to purchase up to 3,250,000 common shares, no par value, including the associated purchase rights issued under the Rights Agreement dated November 23, 1993, as amended, between the Company and First Financial Bank, National Association (formerly known as First National Bank of Southwestern Ohio), (collectively, the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $17.50 and $19.50 per share, without interest. First Financial’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2005 and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer is incorporated herein by reference in response to all of the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

On December 5, 2005, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(viii) to the Schedule TO and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following Exhibit is added:

(a)(5)(viii)	Press Release, dated December 5, 2005, regarding the preliminary results of the tender offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FINANCIAL BANCORP.

By:	/s/ J. FRANKLIN HALL
Name: J. Franklin Hall
Title: Senior Vice President and Chief Financial Officer

Dated: December 5, 2005

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated November 3, 2005.**

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer and separate Identification Number on Substitute Form W-9).**

(a)(1)(iii)	Notice of Guaranteed Delivery.**

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.**

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.**

(a)(1)(vi)	Letter dated November 3, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp.**

(a)(1)(vii)	Letter from the Thrift Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the First Financial Bancorp Thrift Plan and Trust dated November 3, 2005.**

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated November 2, 2005, regarding the tender offer.*

(a)(5)(ii)	Press Release, dated November 2, 2005, regarding third quarter earnings and referring to the tender offer.*

(a)(5)(iii)	Letter dated November 2, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp to associates.*

(a)(5)(iv)	Form of memo to associates of First Financial Bancorp and subsidiaries.**

(a)(5)(v)	Consent of Independent Registered Public Accounting Firm.**

(a)(5)(vi)	Press Release, dated November 18, 2005, regarding changes to the tender offer.***

(a)(5)(vii)	Updated Consent of Independent Registered Public Accounting Firm.***

Exhibit Number	Description

(a)(5)(viii)	Press Release, dated December 5, 2005, regarding the preliminary results of the tender offer.****

(b)	Revolving Credit Agreement, dated September 9, 2005, by and between First Financial Bancorp and SunTrust Bank, as Administrative Agent.***

(d)(1)	First Financial Bancorp 1991 Stock Incentive Plan, dated September 24, 1991, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 33-46819.

(d)(2)	First Financial Bancorp Dividend Reinvestment and Share Purchase Plan dated April 24, 1997, and incorporated herein by reference to a Registration Statement on Form S-3, Registration No. 333-25745.

(d)(3)	First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d)(4)	First Financial Bancorp 1999 Stock Option Plan for Non-Employee Directors dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d)(5)	First Financial Bancorp Director Fee Stock Plan amended and restated effective April 20, 2004, and incorporated herein by reference to Exhibit 10.12 to the Form 10-Q for the quarter ended June 20, 2004. File No. 000-12379.

(d)(6)	First Financial Bancorp Deferred Compensation Plan effective June 1, 2003, and incorporated herein by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2003. File No. 000-12379.

(d)(7)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report April 18, 2005.

(d)(8)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report April 18, 2005.

(d)(9)	Form of Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report April 18, 2005.

(d)(10)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report November 29, 2004.

Exhibit Number	Description

(d)(11)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report November 29, 2004.

(d)(12)	Form of First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report November 29, 2004.

(d)(13)	Rights Agreement between First Financial Bancorp and first National Bank of Southwestern Ohio dated as of November 23, 1993, and incorporated herein by reference to Exhibit 4 to the Form 10-K for year ended December 31, 1998. File No. 000-12379.

(d)(14)	First Amendment to Rights Agreement dated as of May 1, 1998, and incorporated herein by reference to Exhibit 4.1 to the Form 10-Q for the quarter ended March 31, 1998. File No. 000-12379.

(d)(15)	Second Amendment to Rights Agreement dated as of December 5, 2003, and incorporated herein by reference to Exhibit 4.1 to Bancorp’s Form 8-K filed on December 5, 2003. File No. 000-12379.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-C on November 2, 2005.
**	Previously filed on Schedule TO-I on November 3, 2005.
***	Previously filed on Amendment No. 1 to Schedule TO-I on November 18, 2005.
****	Filed herewith.